【English Translation of the Japanese e-mail to investors of Shiseido to invite them for the briefing session】

Dear Sirs and Madams:

As announced by the press release at 10:00AM today
(http://www.shiseido.co.jp/ir/ir_news/index.htm),
Shiseido has entered into a definitive agreement with Bare Escentuals, Inc.( hereinafter “Bare Escentuals"), pursuant to which Shiseido will offer to acquire Bare Escentuals through an all cash tender offer and a subsequent second-step merger with cash paid as consideration.

Today, Shiseido will host a briefing session to make a presentation about the transaction, and we would like to invite you for this session. Please confirm your participation by return this e-mail prior to the start of the session.

The session will be held as follows:

 　The date and time: January 15, 18:00~19:00
 　Place of meeting: Shiseido Shiodome FS building (8th floor)
1－1－16, Higashi－shimbashi, Minato-ku, Tokyo
 　Notes: Please offer your name card at the reception.

Sincerely yours,

Shiseido Co., Ltd.
Youko Hironaka
Investor Relations Department

Additional Information
The tender offer to which this communication relates has not yet commenced, and this communication is neither an offer to purchase, nor a solicitation of an offer to sell any securities. Stockholders of Bare Escentuals are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information. Stockholders of Bare Escentuals may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov or at the Shiseido website at http://www.shiseido.co.jp/e/ir/ir_news/index.htm.